UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

RES-CARE, INC.

(Name of the Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502) 394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502) 589-5400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$340,732,402	$24,294.22

*

Estimated for purposes of calculating the filing fee. Calculated by multiplying (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value (“Shares”), of Res-Care, Inc. (“ResCare” or, the “Company”) outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates by (ii) $13.25, which is the per Share tender offer price.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .0000713.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,294.22

Form or Registration No.: Schedule TO-T

Filing Party: Onex Rescare Acquisition, LLC

Date Filed: October 7, 2010

This Amendment No. 3 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed by ResCare with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as amended from time to time, the “Schedule 13E-3” or the “Transaction Statement”), relating to the cash tender offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”), as disclosed in the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO that was originally filed by Purchaser with the SEC on October 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding common shares of ResCare, other than shares owned by Purchaser and its affiliates and certain members of ResCare’s management who agreed to exchange their shares for equity in Purchaser, at a price of $13.25 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, dated October 7, 2010 (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Pursuant to the tender offer, Purchaser acquired 21,044,765 ResCare common shares.

This Amendment relates to the second and final step in Purchaser’s acquisition of all of the issued and outstanding ResCare common shares, a statutory share exchange. In the share exchange, each share that was not validly tendered in the tender offer will be converted into the right to receive $13.25 in cash, without interest and less any applicable withholding taxes, other than (a) shares held by shareholders who are entitled to and who properly exercise, and do not withdraw or lose, dissenters’ rights under Kentucky law, (b) shares owned by Purchaser or any affiliate of Purchaser, and (c) shares held by certain members of ResCare’s management who have agreed to exchange their ResCare shares for an equity ownership position in Purchaser.

Concurrently with the filing of this Amendment, ResCare is filing with the SEC a definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement relates to a special meeting of ResCare’s shareholders. At the special meeting, ResCare’s shareholders will vote upon a proposal to approve the share exchange. As a result of the tender offer, Purchaser and its affiliates own and have the right to vote a sufficient number of ResCare’s shares to ensure approval of the share exchange at the special meeting without regard to the vote of any other shareholder. The Proxy Statement is included as an exhibit hereto and a copy of the Agreement and Plan of Share Exchange between ResCare and Purchaser is attached as Annex A to the Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference, and the responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and its annexes.

This Amendment is being filed to reflect certain updates as reflected below. Except as specifically noted herein, the information set forth in the Schedule 13E-3 remains unchanged.

The information included in and incorporated by reference into the following Items of the Schedule 13E-3 is hereby amended and supplemented with the following:

Item 1.           Summary Term Sheet.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

Item 2.           Subject Company Information.

(b)                                 Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum”

(c)-(d)               Trading Market and Price; Dividends.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT RESCARE—Price Range of Shares; Dividends”

Item 4.           Terms of the Transaction.

(a)(2)                    Material Terms—Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SUMMARY TERM SHEET”

“THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE SHARE EXCHANGE AGREEMENT”

(c)                                  Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SUMMARY TERM SHEET”

“THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE SHARE EXCHANGE AGREEMENT”

(d)                                 Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SUMMARY TERM SHEET—Other Important Considerations—Dissenters’ Rights”

“SUMMARY OF PROCEDURE TO EXERCISE SHAREHOLDERS’ RIGHT TO DISSENT”

“ANNEX C—Subtitle 13 of the Kentucky Business Corporation Act”

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

(b)-(c)               Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SUMMARY TERM SHEET”

“THE SPECIAL MEETING”

“SPECIAL FACTORS”

“INFORMATION ABOUT RESCARE”

Item 11.    Interest in Securities of the Subject Company.

(a)-(b)               Securities Ownership; Securities Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SUMMARY TERM SHEET”

“THE SPECIAL MEETING”

“THE PARTIES TO THE SHARE EXCHANGE”

“SPECIAL FACTORS”

“INFORMATION ABOUT RESCARE”

Item 13.    Financial Statements.

(a)                                  Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT RESCARE—Summary Financial Information”

“FINANCIAL STATEMENTS”

Item 15.    Additional Information.

(b)                                 Other Material Information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.    Exhibits.

(a)(1)(x)	Definitive Proxy Statement of Res-Care, Inc. (incorporated by reference to the Schedule 14A filed with the SEC by ResCare on December 3, 2010).

(a)(5)(ii)	Text of Press Release issued by ResCare, dated November 23, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by ResCare on November 23, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

RES-CARE, INC.

Dated: December 3, 2010	By:	/s/ DAVID W. MILES
David W. Miles
Executive Vice President and Chief Financial Officer